Exhibit 99.2
YOUR VOTE IS IMPORTANT
Welcome
This website contains important information about the September 16, 2008 Annual Meeting of Asyst shareholders.
Riley Investment Partners Master Fund, L. P., an activist hedge fund and dissident shareholder of Asyst, has provided notice to us of its intention to nominate six individuals for election to the Asyst Board of Directors at the Annual Meeting and to solicit proxies from our shareholders to vote in favor of its slate in opposition to the six nominees put forth by our Board. The Riley notice further stated that the goal of the Riley Nominees is to sell Asyst in an auction process. Our Board does not endorse any of the Riley Nominees. We urge our shareholders NOT to vote any proxy card that you may receive from Riley or anyone associated with Riley. Our Board of Directors urges you to vote FOR ALL six of our nominees for Director.
In addition, as announced on July 16, 2008, our Board received an unsolicited expression of interest from Mihir Parikh and Aquest Systems Corp. to explore a potential acquisition of Asyst for $6.50 in cash per share. Since we received Aquest’s letter, we have engaged in conversations with Aquest and encouraged prompt and meaningful discussions about their interest and the identities and resources of the parties that would finance a potential transaction. This has included offering expedited due diligence under a customary confidentiality agreement so that Aquest could submit a definitive proposal that we would then evaluate together with our financial advisors in the best interests of our shareholders. We will continue to engage diligently with Aquest regarding their expression of interest, and, as has always been our position, will review any bona fide proposal from them or other party that may arise.
In its public disclosures, Riley identified Parikh, Aquest’s founder and CEO — and former Chief Executive Officer and founder of Asyst — as a participant in its solicitation. While we have previously had discussions with Riley regarding the Riley Nominees, we do not believe it is appropriate to continue these discussions or to consider adding any Riley Nominees to the Board until we fully understand and evaluate their role and participation in the Aquest expression of interest.
We encourage you to read the materials on this site carefully and to sign-up for our email alert so you can receive new postings promptly. You will also soon receive in the mail a definitive proxy statement with a WHITE proxy card. We ask that you use this card and vote FOR Asyst’s nominees for the Board of Directors and return the card promptly. We look forward to your support at the Annual Meeting.
Thank you,
Your Board of Directors
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Your Board is experienced and dedicated to serving the best interests of all Asyst shareholders. Five of the six members are independent, and the Board has a valuable blend of operational, strategic and other experience at semiconductor equipment and related companies directly relevant to the Company’s operations and strategic initiatives, including Applied Materials, Philips Semiconductor, IBM, MiCRUS, and the Fluor Corporation.
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IMPORTANT INFORMATION / SOLICITATION PARTICIPANTS LEGEND
Asyst Technologies, Inc. has filed with the SEC and will make available to its shareholders a definitive proxy statement and a white proxy card in connection with its 2008 annual meeting, and advises its shareholders to read the proxy statement relating to the 2008 annual meeting when it becomes available, because it will contain important information. Shareholders may obtain a free copy of the proxy statement and other documents (when available) that Asyst files with the SEC at the SEC’s website at www.sec.gov. The proxy statement and these other documents may also be obtained for free from Asyst by directing a request to Asyst Technologies, Inc., Attn: Investor Relations, John Swenson, 46897 Bayside Parkway, Fremont, California 94538, or from Asyst at www.asyst.com.
Asyst, its directors and named executive officers may be deemed to be participants in the solicitation of Asyst’s shareholders in connection with its 2008 annual meeting. Shareholders may obtain information regarding the names, affiliations and interests of such individuals in Asyst’s definitive proxy statement filed with the SEC on August 13, 2008.
Forward Looking Statements
Except for statements of historical fact, the statements in this website are forward-looking. The forward-looking statements include statements made or implied concerning potential future transactions and the company’s future plans and prospects. The company assumes no obligation to update these statements. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include but are not limited to the following risks: uncertainty as to whether any acquisition proposal will result in a transaction at all or have a price or other terms beneficial to shareholders; adverse impacts that acquisition proposals could have on our business relationships with customers; possibility that key employees may pursue other opportunities due to concerns as to employment security at Asyst; adverse impacts that an unsolicited acquisition proposal and proxy contest seeking control of our board of directors may have on our operating expenses and our strategic and operating initiatives; and significant costs of defense, indemnification and liability if litigation were to arise in relation to any of the foregoing matters. Other factors that could adversely impact our business and future expectations set forth above include risks relating to the availability and performance of our Spartan, Agile Automation, Falcon, VAO, and Velocity products; the ability of our Spartan, Agile Automation, Falcon, VAO, and Velocity products to meet customer requirements; uncertainties related to the pace or completion of customer orders and the timing and realization of expected sales and related revenue for our Spartan, Agile Automation, Falcon, VAO, and Velocity products; the continued acceptance of our products and services; the value, timing, release and market acceptance of new products; the ability to maintain or increase market share and product pricing; our reliance on a few key customers; the ability to reduce costs and improve product margins for our products in a competitive marketplace; the possibility that customers may cancel or delay planned expansion activity and thus delay or reduce related revenue; our ability to execute on our ongoing strategic and operating initiatives; the impact and outcome of any legal actions or proceedings; and other factors more fully detailed in the company’s Annual Report on Form 10-K for the year ended March 31, 2008, and other reports filed with the Securities and Exchange Commission.